SCHEDULE 13D

Amendment No. 0
Quickturn Design Systems, Incorporated
Common Stock
Cusip # 74838E102



Cusip # 74838E102
Item 1:	Reporting Persons - FMR Corp. and Fidelity Investors
Management Corp.
Item 4:	N/A
Item 6:	Commonwealth of Massachusetts
Item 7:	None
Item 8:	None
Item 9:	1,031,142
Item 10:	None
Item 11:	1,031,142
Item 13:	7.33%
Item 14:	HC


Cusip # 74838E102
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	None
Item 8:	None
Item 9:	235,000
Item 10:	None
Item 11:	235,000
Item 13:	1.67%
Item 14:	HC


Cusip # 74838E102
Item 1:	Reporting Person - Fidelity Investors Management Corp.
Item 4:	PF
Item 6:	State of Delaware
Item 7:	796,142
Item 8:	None
Item 9:	796,142
Item 10:	None
Item 11:	796,142
Item 13:	5.66%
Item 14:	CO



PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Quickturn Design Systems,
Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 440
Clyde Avenue, Mountain View, CA  94043.

Item 2.	Identity and Background.

	This statement is being filed by Fidelity Investors Limited Partnership ("FILP"), Fidelity Investors Management Corp.
("FIMC") and FMR Corp. ("FMR", collectively the "Reporting
Persons").

	FILP is a Delaware limited partnership organized for the purpose of making venture capital investments. FIMC, a Delaware corporation, is the general partner of FILP and its investment manager and is registered under Section 203 of the Investment Advisors Act of 1940. The principal offices of FILP and FIMC are located at 82 Devonshire Street, Boston, Massachusetts, 02109. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FIMC are set forth on Schedule A hereto.

	Members of the Edward C. Johnson 3d family are the predominant owners of the voting stock of FIMC, representing approximately 89% of the voting power of FIMC. Mr. Johnson 3d holds 39.4% of the outstanding voting stock of FIMP. Mr. Johnson 3d is also Chairman of FIMC. FIMC has all of the voting power of FILP. Accordingly, Mr. Johnson 3d and members of the Johnson family may be deemed, to form a controlling group with respect to FILP. The business address and principal occupation of Mr. Johnson 3d is set forth on set forth on Schedule A hereto.

	FMR is a holding company, organized as a Massachusetts corporation, one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under
Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR and Fidelity are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A1 hereto.

	The Shares to which this statement relates are owned directly by two of the Fidelity Funds, .

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	FILP purchased in the aggregate 1,500,000 shares of the SpeedSim Inc. Series A Convertible Preferred Stock (the "Preferred Stock") for cash in the amount of approximately $1,500,000, including brokerage commissions. FILP used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The Preferred Stock was converted into 796,142 Shares of the Company's common stock on February 7, 1997, in conjunction with the Company's acquisition of SpeedSim Inc.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 855,600 Shares for cash in the amount of approximately $16,327,058, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 620,600 Shares sold aggregated approximately $10,694,077. The attached Schedule B sets forth Shares purchased and/or sold since December 7, 1996.


Item 4.	Purpose of Transaction.

	The purpose of FIMC in having FILP purchase Shares (see
Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by FILP.

	FIMC may continue to have FILP purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what FIMC considers to be reasonable prices and other investment opportunities that may be available to FILP.

	FIMC intends to review continuously the equity position of FILP in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIMC may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither FILP nor FIMC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

	The purpose of Fidelity in having the Fidelity Funds and the Accounts purchase Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity intends to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Fidelity has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	The Reporting Persons, beneficially own all 1,031,142
Shares.

	(a)	FILP owns 796,142 Shares, or approximately 5.66% of the
outstanding Shares of the Company. Neither FIMC nor any of its affiliates, nor, to the best knowledge of FIMC, any members of the Johnson family or persons named on Schedule A hereto, beneficially owns any other Shares. FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Funds, 235,000 Shares, or approximately 1.67% of the outstanding Shares of the Company. Neither FMR, Fidelity, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A1 hereto, beneficially owns any other Shares. The combined holdings of FMR, and Fidelity, are 235,000 Shares, or approximately 1.67% of the outstanding Shares of the Company.

	(b)	As FILP's general partner and investment adviser, FIMC
has sole voting and dispositive power over the 796,142 Shares held by FILP. FMR, through its control of Fidelity, investment advisor to the Fidelity Funds, has sole power to dispose of the Shares held by the Fidelity Funds. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 235,000
Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees.

	(c)	Neither FILP, FIMC, nor any of their affiliates, nor,
to the best knowledge of FIMC, any members of the Johnson family or other persons named on Schedule A hereto, has effected any transaction in Shares during the past sixty (60) days. Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A1 hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FILP, FIMC nor any of their affiliates, nor, to the best knowledge of FIMC, any members of the Johnson family or other persons named on Schedule A hereto, has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.



Item 7.	Material to be Filed as Exhibits.

	Attached Schedule C - Joint Filing Agreement.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 3, 1997
						FMR Corp.


						By:/s/Arthur S. Loring
						Name: Arthur S. Loring
						Title: Vice President - Legal

						Fidelity Investors Limited
Partnership
						By: Fidelity Investors Management
						Corp., its General Partner


						By:/s/John J. Remondi
						Name: John J. Remondi
						Title: President


						Fidelity Investors Management Corp.


						By:/s/ John J. Remondi
						Name: John J. Remondi
						Title: President



SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FIMC. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FIMC	OCCUPATION

Edward C. Johnson 3d	Director,	Chairman
of the Board
Chairman of the Board	and CEO, FMR Corp.

John J. Remondi	Director and President	Sr. VP Fidelity
Capital
		and Director
Fidelity
		Ventures

Donald E. Alhart	Director, Vice President	VP Crosby Advisors
	and Assistant Secretary

David C. Weinstein	Vice President	Sr. Vice President
	Administration,
	FMR Corp.

Gerald M. Lieberman	Vice President	Sr. Vice Pres. -
	Chief Financial
	Officer, FMR Corp.




SCHEDULE A1

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B


Quickturn Design Systems, Incorporated

Four Fidelity Fund(s) purchased Shares since December 7, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	12/2/96	10,000	$17.13
	12/9/96	200,000	19.77
	12/10/96	150,000	22.06
	12/11/96	42,500	21.69
	12/12/96	7,500	22.13
	12/20/96	30,000	20.23
	12/23/96	70,000	20.14
	12/24/96	15,000	20.08
	12/26/96	26,200	20.60
	12/26/96	8,500	20.60
	12/26/96	300	20.60
	12/27/97	200	20.08
	12/27/96	6,600	20.08
	12/27/96	20,700	20.08
	12/30/96	25,600	20.26
	12/31/96	12,500	20.50
	1/21/97	25,000	18.88
	1/22/97	10,000	19.63
	1/23/97	25,000	20.18





SCHEDULE B


Quickturn Design Systems, Incorporated

Three Fidelity Fund(s) sold Shares since December 7, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	1/7/97	10,000	$18.25
	1/7/97	500	18.25
	1/8/97	35,000	18.84
	1/9/97	105,000	18.50
	1/10/97	60,000	18.11
	1/20/97	5,000	18.50
	1/21/97	25,000	18.88
	1/21/97	75,000	18.79
	1/24/97	30,000	19.23
	1/27/97	70,000	18.20
	2/3/97	100	20.13
	2/19/97	50,000	18.48
	2/20/97	5,000	18.00
	2/21/97	7,500	18.00
	2/24/97	10,000	17.19
	2/25/97	7,500	17.00
	2/26/97	2,500	16.13
	2/27/97	37,500	15.67




Exhibit C

JOINT FILING AGREEMENT


	This will confirm the agreement by FMR Corp., a Massachusetts corporation, Fidelity Investors Limited Partnership, a Delaware limited partnership, and Fidelity Investors Management Corp., a Delaware corporation (collectively, the "Reporting Persons") in connection with that certain Schedule 13D to be filed on or about March 3, 1997, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Quickturn Design Systems, Inc. (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such common stock (the "Schedule 13D"). The undersigned hereby agree with respect to such filing on Schedule 13D as follows:

	(i)	No Reporting Person nor any affiliate of any Reporting
Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13D.

	(ii)	Subject to paragraph (i) above, the undersigned hereby
confirm the agreement by and among each of them that the Schedule
13D is being filed on behalf of each of the parties named below.

	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated: March 3, 1997
								FMR Corp.


								By:/s/Arthur S. Loring
								Name: Arthur S. Loring
								Title: Vice President -
Legal

								Fidelity Investors
Limited Partnership
								By: Fidelity Investors
Management
								Corp., its General
Partner


								By:/s/John J. Remondi
								Name: John J. Remondi
								Title: President


								Fidelity Investors
Management Corp.


								By:/s/John J. Remondi
								Name: John J. Remondi
								Title: President